UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

In compliance with the provisions of Paragraph 4 of Article 157 of Law No. 6,404/1976 and CVM Instruction No. 358/2002, Banco Bradesco SA informs the market that, as a result of the cases related to Covid-19, it has revised the projection for the result income from Insurance, Pension Plan and Capitalization Bonds for the year 2021:

Index	Projection		Realized 1st half 2021
	Previous	Current
Expanded Loan Portfolio	9% to 13%	Maintained	9.9%
Client Portion	2% to 6%	Maintained	2.2%
Fee and Commission Income	1% to 5%	Maintained	3.6%
Operating Expenses (Personnel + Administrative + Other Operating Income / (Expenses)	-5% to -1%	Maintained	-4.4%
Income from Insurance, Pension Plans and Capitalization Bonds (1) (it includes the financial income of the operation)	2% to 6%	-15% to -20%	-29.8%
Expanded ALL - R$ billion	R$14,0 to R$17,0	Maintained	R$7,4

(1) Billing projections with growth between 8% and 10%.

This new Guidance is revised based on projections of the development of Covid-19-related cases and the maintenance of the vaccination rate.

The projection are not a guarantee of future performance and involve risks and uncertainties that, since they are based on assumptions, depend on future events that may not be confirmed.

For additional information, we suggest consulting the Financial Economic Analysis Report - 1st semester/2021, available at www.bradescori.com.br.

Cidade de Deus, Osasco, SP, August 3, 2021

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 3, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.